UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0058
Washington, D.C. 20549	Expires:	April 30, 2009
FORM 12b-25	Estimated average burden hours per response .....................................................................2.50
SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K     ☐Form 20-F     ☐Form 11-K Form     ☒Form 10-Q     ☐Form N-SAR     ☐Form N-CAR

For Period Ended: August 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:  _____________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________

_______________________________________________________________________________________________________________

PART I - REGISTRATION INFORMATION

Full Name of Registrant: PATRIOT SCIENTIFIC CORPORATION

Former Name, if applicable: __________________________________________________________________________________________

_______________________________________________________________________________________________________________

Address of Principal Executive Office (Street and Number):	Carlsbad Corporate Plaza 6183 Paseo Del Norte, Suite 180 Carlsbad, California 92011 (760) 547-2700

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effect or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following that prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Company requires additional time to complete its financial statements for the quarterly period ended August 31, 2006.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Thomas J. Sweeney, Chief Financial Officer
(760) 547-2700

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify reports:
☒ Yes      ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☐ Yes      ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Patriot Scientific Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 16, 2006	By	/s/ Thomas J. Sweeney
Thomas J. Sweeney, Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).